UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                         Geneva Acquisition Corporation
                                (Name of Issuer)

                         Common Stock, par value $0.0001
                         (Title of Class of Securities)

                                    37185Y104
                                 (CUSIP Number)

                                December 31, 2007
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)




----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                               Page 1 of 10 Pages

CUSIP No. 37185Y104                   13G/A                Page 2 of 10 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge International LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    444,200 shares of Common Stock
OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    444,200 shares of Common Stock
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             444,200 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             3.17%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             OO
-----------------------------------------------------------------------

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37185Y104                   13G/A                Page 3 of 10 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge Fixed Income Opportunity Master Fund, L.P.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)   SEC USE ONLY
-----------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,980 shares of Common Stock
OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,980 shares of Common Stock
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             1,980 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             0.01%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             PN
-----------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37185Y104                   13G/A                Page 4 of 10 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge Fixed Income Opportunity Institutional Fund, Ltd.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    520 shares of Common Stock
OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    520 shares of Common Stock
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             520 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                   [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             0.00%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             CO
-----------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37185Y104                   13G/A                Page 5 of 10 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge Capital Management, LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    446,700 shares of Common Stock
OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    446,700 shares of Common Stock
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             446,700 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             3.19%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             00 - Limited Liability Company
-----------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37185Y104                   13G/A                Page 6 of 10 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Glenn Dubin
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    446,700 shares of Common Stock
OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    446,700 shares of Common Stock
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             446,700 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             3.19%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             IN
-----------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37185Y104                   13G/A                Page 7 of 10 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Henry Swieca
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    446,700 shares of Common Stock
OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    446,700 shares of Common Stock
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             446,700 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                   [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             3.19%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             IN
-----------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37185Y104                   13G/A                Page 8 of 10 Pages


This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on October 19, 2007 (as amended, the "Schedule 13G") with respect to the shares of common stock, par value $0.0001 per share (the "Common Stock") of Geneva Acquisition Corporation, a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 4 and 5 in their entirety as set forth below.


Item 4.   Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a) Amount beneficially owned:

            As of the date of this filing, (i) Highbridge International LLC owns 444,200 shares of Common Stock, (ii) Highbridge Fixed Income Opportunity Master Fund, L.P. owns 1,980 shares of Common Stock, (iii) Highbridge Fixed Income Opportunity Institutional Fund, Ltd. owns 520 shares of Common Stock, (iv) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed the beneficial owner of 446,700 shares of Commons Stock held by Highbridge International LLC, Highbridge Fixed Income Opportunity Master Fund, L.P. and Highbridge Fixed Income Opportunity Institutional Fund, Ltd. In addition to the reported shares of Common Stock, the Reporting Persons may be deemed to beneficially own (i) 1,850,000 shares of Common Stock issuable to Highbridge International LLC upon exercise of warrants, (ii) 410 shares of Common Stock issuable to Highbridge Fixed Income Opportunity Master Fund, L.P. upon exercise of warrants and (iii) 90 shares of Common Stock issuable to Highbridge Fixed Income Opportunity Institutional Fund, Ltd. upon exercise of warrants. However, pursuant to the terms of these warrants, the warrants cannot be exercised until the later of the completion of a business combination with a target business and February 12, 2008.

            Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC, Highbridge Fixed Income Opportunity Master Fund, L.P. and Highbridge Fixed Income Opportunity Institutional Fund, Ltd. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is the Chief Investment Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Stock owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the shares of Common Stock held by Highbridge International LLC, Highbridge Fixed Income Opportunity Master Fund, L.P. and Highbridge Fixed Income Opportunity Institutional Fund, Ltd.

            (b) Percent of class:

                  The Company's Quarterly Report filed on Form 10-Q for the quarterly report ended September 30, 2007, indicates that as of November 14, 2007, there were 14,000,000 shares of Common Stock outstanding. Therefore, based on the Company's outstanding shares of Common Stock, (i) Highbridge International LLC may be deemed to beneficially own 3.17% of the outstanding shares of Common Stock of the Company, (ii) Highbridge Fixed Income Opportunity Master Fund, L.P. may be deemed to beneficially own 0.01% of the outstanding shares of Common Stock of the Company (iii) Highbridge Fixed Income Opportunity Institutional Fund, Ltd. may be deemed

CUSIP No. 37185Y104                   13G/A                Page 9 of 10 Pages

to beneficially own 0.00% of the outstanding shares of Common Stock of the Company and (iv) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed to beneficially own 3.19% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

            (c) Number of shares as to which such person has:

                       (i) Sole power to vote or to direct the vote

                           0

                      (ii) Shared power to vote or to direct the vote

                           See Item 4(a)

                     (iii) Sole power to dispose or to direct the disposition
                           of

                           0

                      (iv) Shared power to dispose or to direct the
                           disposition of

                           See Item 4(a)

Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

CUSIP No. 37185Y104                   13G/A                Page 10 of 10 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: January 23, 2008

HIGHBRIDGE CAPITAL MANAGEMENT, LLC           HIGHBRIDGE INTERNATIONAL LLC

                                             By: Highbridge Capital Management,
                                                  LLC its Trading Manager

By: /s/ Noah Greenhill
------------------------
Name: Noah Greenhill                         By: /s/ Noah Greenhill
                                                 ------------------------------
Title: Managing Director                     Name: Noah Greenhill
                                             Title: Managing Director

HIGHBRIDGE FIXED INCOME OPPORTUNITY          HIGHBRIDGE FIXED INCOME OPPORTUNITY
MASTER FUND, L.P.                            INSTITUTIONAL FUND, LTD.

By: Highbridge Capital Management, LLC       By: Highbridge Capital Management,
    its Trading Manager                          LLC its Trading Manager


By: /s/ Noah Greenhill                       By: /s/ Noah Greenhill
    ----------------------------                 -----------------------------
Name: Noah Greenhill                         Name: Noah Greenhill
Title: Managing Director                     Title: Managing Director



/s/ Glenn Dubin                              /s/ Henry Swieca
--------------------------------             ----------------------------------
GLENN DUBIN                                  HENRY SWIECA